

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 4, 2012

Via E-Mail
Harry Barr
Chief Executive Officer
Pacific North West Capital Corp
650-555 West 12th Avenue
Vancouver, British Columbia
Canada V5Z 3X7

> Re: **Pacific North West Capital Corp
> Amendment No. 1 to Form 20-F for Fiscal Year Ended
> April 30, 2012
> Filed August 15, 2012
> File No. 000-29928**

Dear Mr. Barr:

We have limited our review of your Form 20-F to the issues we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for Fiscal Year Ended April 30, 2012

Item 3. Key Information

A. Selected Financial Data, page 11

1. We reviewed your response to our prior comment 1. We were unable to locate revisions as indicated in your response, thus the comment will be partially reissued. Please amend (i) to disclose that information based on Previous GAAP is <u>not comparable</u> to information prepared in accordance with IFRS and (ii) remove the side-by-side presentation of your Canadian GAAP April 30, 2010 selected annual information with your IFRS results for the years ended April 30, 2011 and April 30, 2012. Refer to Instructions 1 and 3 of General Instruction G of Form 20-F.

Item 18. Financial Statements, page 108

Independent Auditor's Report

Emphasis of matter

2. We reviewed your response to our prior comment 4. The revisions do not comply with the PCAOB standard regarding going concern uncertainties. Refer to AU Section 341.12 and advise your independent accountant to revise.

    You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining